RESOLVED:   That the first sentence of Section 1 of Article
          I of the Bylaws of the Italy Fund, entitled
          STOCKHOLDERS, be amended to read as follows:

               " The Year 2002 annual meeting of the
               stockholders of the Italy Fund Inc.  (the
               "Corporation") shall be held in the fourth quarter of 2002; and thereafter on a date fixed from time to time by the Board of Directors within the thirty-one (31) day period ending four (4) months after the end of the Corporation's fiscal year."